1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterra.com

30 September, 2009
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-16

QUATERRA ANNOUNCES NON-BROKERED PRIVATE PLACEMENT

VANCOUVER, B.C. – Quaterra Resources Inc. (the “Company”) today announced that it is seeking TSX Venture Exchange and NYSE Amex approval for a non-brokered private placement offering (the “Offering”) of up to CDN $3,000,000 gross proceeds.

This Offering will allow the Company to issue shares to subscribers who previously indicated their interest in participating in the previous private placement that was announced on August 19, 2009 and closed September 29, 2009, but were unable to due to time and regulatory constraints.

The Offering will consist of up to a total of 5,000,000 Units at CDN $0.60 per Unit. Each Unit is comprised of one common equity share and one non-transferable full share warrant exercisable to purchase one additional common equity share at a price of CDN $0.75 for a period of two years subsequent to the closing of the Offering, which closing is anticipated to be on or before October 13, 2009 and is subject to both TSX-V and NYSE Amex acceptance.

Insiders are participating in the Offering to the extent of 1,016,742 Units, with such participation being by way of repayment of loans previously made by Insiders to the Company or in satisfaction of indebtedness of the Company incurred by reason of services rendered to the Company for which payment had been deferred.

The Offering is subject to restrictions on trading in Canada for a period of four months from the date of issue of such securities. In addition, in the United States, sales may only be effected outside the United States in accordance with Rule 904 of Regulation S and applicable State securities laws or effected in the United States in accordance with other exemptions from registration under U.S. securities laws and applicable State securities laws.

Finders’ fees may be paid in cash, securities or a combination thereof, by the Company in relation to this Offering.

Proceeds of the Offering will be used to fund the Company’s exploration programs at the Company’s Nieves and Americas-Mirasol silver and gold projects in Mexico and at the MacArthur and Yerington copper projects in Nevada, as well as general and administration expenses.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base metal, precious metal or uranium deposits. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial exploration and evaluation.

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On behalf of the Board of Directors,
“Scott B. Hean”
Scott B. Hean,
Chief Financial Officer, Quaterra Resources Inc.

Statements contained in this news release that are not historical facts are forward-looking statements as the term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Quaterra relies upon litigation protection for forward-looking statements.

This press release, required by applicable Canadian laws, is not for distribution to U.S. news services or for dissemination in the United States, and does not constitute an offer of the securities described herein. These securities have not been registered under the United States Securities Act of 1933, as amended, or any State securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Expanded information about the Company is described on our website at www.quaterra.com or contact Nicole Rizgalla at 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.

The TSX Venture Exchange and the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

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